FINANCIAL SUMMARY

(All financial information has been prepared in accordance with International Financial Reporting Standards)

FY2021 Third Quarter

(April 1, 2020 through December 31, 2020)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2021 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with International Financial Reporting Standards)

English translation from the original Japanese-language document

February 10, 2021

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Akio Toyoda, President
Contact person	:	Kaname Shimizu, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	February 12, 2021
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2021 First nine months (April 1, 2020 through December 31, 2020)

(1)	Consolidated financial results (For the nine months ended December 31)

	(% of change from previous first nine months)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2021 first nine months	19,525,255	-15.0	1,507,922	-26.1	1,869,989	-21.9	1,498,697	-15.3	1,468,064	-14.1	1,661,238	-16.0
FY2020 first nine months	22,967,208	—	2,039,315	—	2,393,760	—	1,770,185	—	1,708,838	—	1,976,583	—

	Net income attributable to Toyota Motor Corporation – Basic	Net income attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2021 first nine months	525.23	520.04
FY2020 first nine months	608.73	602.17

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2021 third quarter	58,010,315	22,633,078	21,804,119	37.6
FY2020	53,972,363	21,339,012	20,618,888	38.2

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2020	—	100.00	—	120.00	220.00
FY2021	—	105.00	—
FY2021 (forecast)				—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

Breakdown of Annual cash dividends per common share at end of second quarter: Special Dividends 5.00yen

Please refer to [Notice Concerning Distribution of Interim Dividends from Surplus] released on November 6th for further information.

3.	Forecast of Consolidated Results for FY2021 (April 1, 2020 through March 31, 2021)

	(% of change from FY2020)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	26,500,000	-11.3	2,000,000	-16.6	2,550,000	-8.7	1,900,000	-6.7	679.71

(Note)	Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2021 third quarter 3,262,997,492 shares, FY2020 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2021 third quarter 467,042,131 shares,
FY2020 496,844,960 shares

(iii)	Average number of shares issued and outstanding in each period:
FY2021 first nine months 2,795,071,026 shares, FY2020 first nine months 2,807,226,955 shares

This report is not reviewed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

The parent company has adopted International Financial Reporting Standards (“IFRS”) for its consolidated financial statements beginning with the first quarter ended June 30, 2020. In addition, consolidated financial statements for the first nine months ended December 31, 2019 and for the fiscal year ended March 31, 2020 are also presented in accordance with IFRS.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

	Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2020	—	132.00	—	132.00	264.00
FY2021	—	132.00	—
FY2021 (forecast)				—	—

(Note)  The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Condensed Quarterly Consolidated Financial Statements and

Notes to Condensed Quarterly Consolidated Financial Statements

1. Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	April 1, 2019	March 31, 2020	December 31, 2020
Assets
Current assets
Cash and cash equivalents	3,602,805	4,098,450	4,479,992
Trade accounts and other receivables	2,954,617	2,648,360	2,847,322
Receivables related to financial services	6,657,367	6,621,604	6,500,567
Other financial assets	2,640,392	2,143,602	4,205,732
Inventories	2,731,040	2,533,892	2,619,909
Income tax receivable	84,574	237,609	294,464
Other current assets	507,654	679,804	728,805

Total current assets	19,178,450	18,963,320	21,676,792

Non-current assets
Investments accounted for using the equity method	3,467,242	4,297,564	3,923,054
Receivables related to financial services	10,281,028	10,417,797	11,527,467
Other financial assets	7,769,740	7,901,517	8,071,476
Property, plant and equipment
Land	1,359,271	1,318,964	1,341,262
Buildings	4,833,278	4,741,451	4,871,734
Machinery and equipment	11,956,773	11,979,449	12,315,986
Vehicles and equipment on operating leases	6,139,163	5,928,833	5,756,225
Construction in progress	656,067	517,460	630,262

Total property, plant and equipment, at cost	24,944,551	24,486,156	24,915,468

Less - Accumulated depreciation and impairment losses	(14,260,446)	(13,952,141)	(14,129,887)

Total property, plant and equipment, net	10,684,105	10,534,016	10,785,581

Right of use assets	396,830	337,335	369,909
Intangible assets	908,737	1,000,257	1,057,967
Deferred tax assets	446,383	326,364	345,278
Other non-current assets	283,889	194,192	252,790

Total non-current assets	34,237,955	35,009,043	36,333,523

Total assets	53,416,405	53,972,363	58,010,315

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

	Yen in millions
	April 1, 2019	March 31, 2020	December 31, 2020
Liabilities
Current liabilities
Trade accounts and other payables	3,856,133	3,498,029	3,563,106
Short-term and current portion of long-term debt	9,701,813	9,906,755	12,031,321
Accrued expenses	1,350,252	1,256,794	1,214,649
Other financial liabilities	475,302	538,740	817,392
Income taxes payable	321,316	212,276	405,825
Liabilities for quality assurance	1,769,514	1,552,970	1,437,861
Other current liabilities	1,008,032	1,176,645	1,140,088

Total current liabilities	18,482,362	18,142,209	20,610,241

Non-current liabilities
Long-term debt	11,342,315	11,434,219	11,943,533
Other financial liabilities	189,957	360,588	331,459
Retirement benefit liabilities	1,002,710	1,022,161	1,056,051
Deferred tax liabilities	1,227,292	1,198,005	999,677
Other non-current liabilities	516,560	476,169	436,276

Total non-current liabilities	14,278,833	14,491,142	14,766,995

Total liabilities	32,761,195	32,633,351	35,377,237

Shareholders’ equity
Common stock	397,050	397,050	397,050
Additional paid-in capital	487,162	489,334	504,291
Retained earnings	20,613,776	22,234,061	23,102,819
Other components of equity	1,016,035	585,549	701,586
Treasury stock	(2,606,925)	(3,087,106)	(2,901,627)

Total Toyota Motor Corporation shareholders’ equity	19,907,100	20,618,888	21,804,119

Non-controlling interests	748,110	720,124	828,959

Total shareholders’ equity	20,655,210	21,339,012	22,633,078

Total liabilities and shareholders’ equity	53,416,405	53,972,363	58,010,315

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

2. Condensed Quarterly Consolidated Statement of Income and

    Condensed Quarterly Consolidated Statement of Comprehensive Income

Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first nine months ended December 31, 2019	For the first nine months ended December 31, 2020
Sales revenues
Sales of products	21,338,170	17,922,573
Financial services	1,629,038	1,602,683

Total sales revenues	22,967,208	19,525,255

Costs and expenses
Cost of products sold	17,767,373	15,289,445
Cost of financial services	1,013,940	881,533
Selling, general and administrative	2,146,579	1,846,356

Total costs and expenses	20,927,893	18,017,334

Operating income	2,039,315	1,507,922

Share of profit (loss) of investments accounted for using the equity method	275,702	201,474
Other finance income	202,796	220,854
Other finance costs	(34,400)	(33,096)
Foreign exchange gain (loss), net	(56,986)	(12,808)
Other income (loss), net	(32,667)	(14,356)

Income before income taxes	2,393,760	1,869,989

Income tax expense	623,575	371,292

Net income	1,770,185	1,498,697

Net income attributable to
Toyota Motor Corporation	1,708,838	1,468,064
Non-controlling interests	61,347	30,633

Net income	1,770,185	1,498,697

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	608.73	525.23

Diluted	602.17	520.04

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first nine months ended December 31, 2019	For the first nine months ended December 31, 2020
Net income	1,770,185	1,498,697
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	291,348	192,880
Remeasurements of defined benefit plans	(9,554)	(2,381)
Share of other comprehensive income of equity method investees	51,514	(2,739)

Total of items that will not be reclassified to profit (loss)	333,308	187,760

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	(99,836)	27,415
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	27,583	(28,450)
Share of other comprehensive income of equity method investees	(54,657)	(24,184)

Total of items that may be reclassified subsequently to profit (loss)	(126,910)	(25,219)

Total other comprehensive income, net of tax	206,398	162,541

Comprehensive income	1,976,583	1,661,238

Comprehensive income for the period attributable to
Toyota Motor Corporation	1,910,336	1,610,308
Non-controlling interests	66,247	50,929

Comprehensive income	1,976,583	1,661,238

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Condensed Quarterly Consolidated Statement of Income
	Yen in millions
	For the third quarter ended December 31, 2019	For the third quarter ended December 31, 2020
Sales revenues
Sales of products	7,061,014	7,605,418
Financial services	547,917	544,615

Total sales revenues	7,608,931	8,150,032

Costs and expenses
Cost of products sold	5,866,014	6,211,206
Cost of financial services	360,742	282,124
Selling, general and administrative	742,078	668,762

Total costs and expenses	6,968,834	7,162,092

Operating income	640,097	987,941

Share of profit (loss) of investments accounted for using the equity method	75,836	125,084
Other finance income	61,093	52,879
Other finance costs	(11,851)	(9,859)
Foreign exchange gain (loss), net	26,326	(622)
Other income (loss), net	(19,559)	(14,249)

Income before income taxes	771,941	1,141,174

Income tax expense	185,748	273,666

Net income	586,193	867,508

Net income attributable to
Toyota Motor Corporation	559,298	838,696
Non-controlling interests	26,894	28,812

Net income	586,193	867,508

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	200.79	299.97

Diluted	198.63	296.25

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Condensed Quarterly Consolidated Statement of Comprehensive Income
	Yen in millions
	For the third quarter ended December 31, 2019	For the third quarter ended December 31, 2020
Net income	586,193	867,508
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	190,037	202,914
Remeasurements of defined benefit plans	(4,480)	(246)
Share of other comprehensive income of equity method investees	9,659	39,114

Total of items that will not be reclassified to profit (loss)	195,216	241,782

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	168,718	16,627
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(37,025)	(13,351)
Share of other comprehensive income of equity method investees	(6,204)	11,501

Total of items that may be reclassified subsequently to profit (loss)	125,489	14,777

Total other comprehensive income, net of tax	320,705	256,560

Comprehensive income	906,897	1,124,068

Comprehensive income for the period attributable to
Toyota Motor Corporation	869,151	1,087,116
Non-controlling interests	37,746	36,952

Comprehensive income	906,897	1,124,068

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

3. Condensed Quarterly Consolidated Statement of Changes in Equity

For the first nine months ended December 31, 2019

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2019	397,050	487,162	20,613,776	1,016,035	(2,606,925)	19,907,100	748,110	20,655,210

Comprehensive income
Net income	—	—	1,708,838	—	—	1,708,838	61,347	1,770,185
Other comprehensive income, net of tax	—	—	—	201,498	—	201,498	4,900	206,398

Total comprehensive income	—	—	1,708,838	201,498	—	1,910,336	66,247	1,976,583

Transactions with owners and other
Dividends paid	—	—	(618,801)	—	—	(618,801)	(54,716)	(673,517)
Repurchase of treasury stock	—	—	—	—	(370,329)	(370,329)	—	(370,329)
Equity transactions and other	—	229	—	—	—	229	(3,654)	(3,425)

Total transactions with owners and other	—	229	(618,801)	—	(370,329)	(988,901)	(58,370)	(1,047,271)

Reclassification to retained earnings	—	—	1,692	(1,692)	—	—	—	—

Balances at December 31, 2019	397,050	487,392	21,705,505	1,215,840	(2,977,254)	20,828,533	755,987	21,584,520

For the first nine months ended December 31, 2020
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2020	397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

Comprehensive income
Net income	—	—	1,468,064	—	—	1,468,064	30,633	1,498,697
Other comprehensive income, net of tax	—	—	—	142,244	—	142,244	20,297	162,541

Total comprehensive income	—	—	1,468,064	142,244	—	1,610,308	50,929	1,661,238

Transactions with owners and other
Dividends paid	—	—	(625,514)	—	—	(625,514)	(35,858)	(661,372)
Repurchase of treasury stock	—	—	—	—	(65)	(65)	—	(65)
Reissuance of treasury stock	—	15,041	—	—	185,544	200,585	—	200,585
Change in scope of consolidation	—	—	—	—	—	—	75,260	75,260
Equity transactions and other	—	(83)	—	—	—	(83)	18,503	18,420

Total transactions with owners and other	—	14,958	(625,514)	—	185,479	(425,077)	57,906	(367,171)

Reclassification to retained earnings	—	—	26,208	(26,208)	—	—	—	—

Balances at December 31, 2020	397,050	504,291	23,102,819	701,586	(2,901,627)	21,804,119	828,959	22,633,078

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

4. Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first nine months ended December 31, 2019	For the first nine months ended December 31, 2020
Cash flows from operating activities
Net income	1,770,185	1,498,697
Depreciation and amortization	1,190,951	1,218,187
Interest income and interest costs related to financial services, net	(153,554)	(179,525)
Share of profit (loss) of investments accounted for using the equity method	(275,702)	(201,474)
Income tax expense	623,575	371,292
Changes in operating assets and liabilities, and other	(982,859)	(891,402)
Interest received	603,379	586,251
Dividends received	317,043	286,345
Interest paid	(369,929)	(329,170)
Income taxes paid, net of refunds	(718,593)	(525,113)

Net cash provided by (used in) operating activities	2,004,496	1,834,089

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(963,240)	(953,430)
Additions to equipment leased to others	(1,734,289)	(1,596,399)
Proceeds from sales of fixed assets excluding equipment leased to others	26,934	28,195
Proceeds from sales of equipment leased to others	1,064,857	1,000,085
Additions to intangible assets	(206,262)	(200,780)
Additions to public and corporate bonds and stocks	(1,182,554)	(1,803,956)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	1,616,283	1,712,421
Other, net	(347,084)	(1,875,215)

Net cash provided by (used in) investing activities	(1,725,356)	(3,689,079)

Cash flows from financing activities
Increase (decrease) in short-term debt	228,070	(762,114)
Proceeds from long-term debt	4,115,284	7,230,747
Payments of long-term debt	(3,305,218)	(3,811,132)
Dividends paid to Toyota Motor Corporation common shareholders	(618,801)	(625,514)
Dividends paid to non-controlling interests	(54,716)	(35,858)
Reissuance (repurchase) of treasury stock	(370,329)	199,937

Net cash provided by (used in) financing activities	(5,710)	2,196,066

Effect of exchange rate changes on cash and cash equivalents	(28,499)	40,466

Net increase (decrease) in cash and cash equivalents	244,931	381,542

Cash and cash equivalents at beginning of period	3,602,805	4,098,450

Cash and cash equivalents reclassified to assets held for sale	(49,010)	—

Cash and cash equivalents at end of period	3,798,726	4,479,992

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

5. Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

6. First-Time Adoption

Transition to reporting in accordance with IFRS

Toyota Motor Corporation (“TMC”) has prepared its condensed consolidated financial statements in accordance with IFRS from the first quarter ended June 30, 2020.

Up to the fiscal year ended March 31, 2020, TMC and its consolidated subsidiaries (“Toyota”) prepared its consolidated financial statements in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). The date of the transition to IFRS (“Transition Date”) was April 1, 2019.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) stipulates that, in principle, the retrospective application of IFRS is required. However, it provides some voluntary and mandatory exemptions from full retrospective applications. TMC elected such exemptions with respect to the following items.

Business combination -

IFRS 3 “Business Combinations”, was not applied retrospectively to business combinations that occurred before the Transition Date.

Foreign currency translation adjustments of foreign operations -

The cumulative foreign currency translation adjustments were reclassified from other comprehensive income to retained earnings as of the Transition Date.

Designation of equity financial assets -

Equity financial assets recognized before the Transition Date were designated as financial assets measured at fair value through other comprehensive income based on the facts and circumstances that existed as of the Transition Date.

Deemed cost -

IFRS 1 permits a first time adopter to elect to use fair value at the Transition Date as deemed cost for items of property, plant and equipment. For some property, plant and equipment, the fair value at the Transition Date is used as deemed cost.

Recognition of right of use assets and lease liabilities -

When a first time adopter that is a lessee recognizes right of use assets and lease liabilities, it is permitted to measure right of use assets and lease liabilities at the Transition Date under IFRS 1. Toyota measured all lease liabilities at the Transition Date, using the present value of the remaining lease payments discounted by the lessee’s incremental borrowing rate at the Transition Date. Toyota measured right of use assets at the Transition Date, making them equal to the lease liabilities.

For leases for which the lease term ends within 12 months of the Transition Date, lease payments associated with those leases were recognized as profit or loss on a straight-line basis over the lease term.

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Reconciliation of U.S. GAAP to IFRS

Toyota has made the necessary adjustments to the previously disclosed U.S. GAAP consolidated financial statements or quarterly consolidated financial statements in transition to IFRS.

Items that do not affect retained earnings and comprehensive income are included in “Reclassification,” and items that affect retained earnings and comprehensive income are included in “Adjustment of recognition and measurement” of the reconciliation tables.

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Reconciliation of equity as of the transition date (April 1, 2019)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	3,574,704	—	28,101	3,602,805		Cash and cash equivalents
Trade accounts and notes receivable, less allowance for doubtful accounts	2,372,734	568,156	13,728	2,954,617	A	Trade accounts and other receivables
Other receivables	568,156	(568,156)	—	—	A
Finance receivables, net	6,647,771	—	9,596	6,657,367		Receivables related to financial services
Time deposits	1,126,352	1,508,812	5,228	2,640,392	B,C,D	Other financial assets
Marketable securities	1,127,160	(1,127,160)	—	—	B
Inventories	2,656,396	—	74,644	2,731,040	a	Inventories
	—	84,281	293	84,574	E	Income tax receivable
Prepaid expenses and other current assets	805,964	(297,502)	(807)	507,654	C,D,E	Other current assets

Total current assets	18,879,237	168,431	130,781	19,178,450		Total current assets

						Non-current assets
Investments in affiliated companies	3,313,723	54,004	99,516	3,467,242		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,281,118	—	(90)	10,281,028		Receivables related to financial services
Marketable securities and other securities investments	7,479,926	238,009	51,806	7,769,740	D,F,G,b	Other financial assets
Employees receivables	21,683	(21,683)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,386,308	1,353	(28,391)	1,359,271	c	Land
Buildings	4,802,175	(14,489)	45,593	4,833,278		Buildings
Machinery and equipment	11,857,425	(6,097)	105,445	11,956,773		Machinery and equipment
Vehicles and equipment on operating leases	6,139,163	—	—	6,139,163		Vehicles and equipment on operating leases
Construction in progress	651,713	61	4,293	656,067		Construction in progress

Total property, plant and equipment, at cost	24,836,784	(19,172)	126,939	24,944,551		Total property, plant and equipment, at cost

Less - Accumulated depreciation	(14,151,290)	(8,140)	(101,016)	(14,260,446)		Less - Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,685,494	(27,313)	25,923	10,684,105		Total property, plant and equipment, net

	—	27,313	369,517	396,830	d	Right of use assets
	—	297,394	611,343	908,737	G,e	Intangible assets
	—	501,872	(55,489)	446,383	G,f	Deferred tax assets
Other	1,275,768	(991,888)	9	283,889	G	Other non-current assets

	33,057,712	77,709	1,102,535	34,237,955		Total non-current assets

Total assets	51,936,949	246,140	1,233,316	53,416,405		Total assets

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,645,984	1,180,657	29,492	3,856,133	H	Trade accounts and other payables
Other payables	1,102,802	(1,102,802)	—	—	H
Short-term borrowings	5,344,973	4,254,260	102,580	9,701,813	I,d	Short-term and current portion of long-term debt
Current portion of long-term debt	4,254,260	(4,254,260)	—	—	I
Accrued expenses	3,222,446	(1,870,433)	(1,761)	1,350,252	J	Accrued expenses
	—	475,409	(107)	475,302	D,K	Other financial liabilities
Income taxes payable	320,998	—	318	321,316		Income taxes payable
	—	1,769,275	239	1,769,514	J	Liabilities for quality assurance
Other current liabilities	1,335,475	(339,131)	11,688	1,008,032	D,K	Other current liabilities

Total current liabilities	18,226,938	112,975	142,449	18,482,362		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,550,945	498,073	293,298	11,342,315	L,d	Long-term debt
	—	189,957	—	189,957	D	Other financial liabilities
Accrued pension and severance costs	963,406	37,532	1,771	1,002,710		Retirement benefit liabilities
Deferred income taxes	1,014,851	11,670	200,771	1,227,292	f	Deferred tax liabilities
Other long-term liabilities	615,599	(105,994)	6,955	516,560		Other non-current liabilities

Total long-term liabilities	13,144,801	631,238	502,794	14,278,833		Total non-current liabilities

Total liabilities	31,371,739	744,213	645,244	32,761,195		Total liabilities

Mezzanine equity	498,073	(498,073)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	487,162	—	—	487,162		Additional paid-in capital
Retained earnings	21,987,515	—	(1,373,738)	20,613,776	j	Retained earnings
Accumulated other comprehensive income (loss)	(916,650)	—	1,932,686	1,016,035	b,g,h	Other components of equity
Treasury stock, at cost	(2,606,925)	—	—	(2,606,925)		Treasury stock

Total Toyota Motor Corporation shareholders’ equity	19,348,152	—	558,947	19,907,100		Total Toyota Motor Corporation shareholders’ equity

Noncontrolling interests	718,985	—	29,125	748,110		Non-controlling interests

Total shareholders’ equity	20,067,137	—	588,072	20,655,210		Total shareholders’ equity

Total mezzanine equity and shareholders’ equity	20,565,210	(498,073)	588,072	20,655,210

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	246,140	1,233,316	53,416,405		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Reconciliation of equity as of the end of the third quarter (December 31, 2019)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	3,759,240	—	39,485	3,798,726		Cash and cash equivalents
Trade accounts and notes receivable, less allowance for doubtful accounts	2,108,870	592,197	14,865	2,715,932	A	Trade accounts and other receivables
Other receivables	592,197	(592,197)	—	—	A
Finance receivables, net	6,773,867	—	9,351	6,783,218		Receivables related to financial services
Time deposits	1,488,530	1,097,037	7,325	2,592,893	B,C,D	Other financial assets
Marketable securities	795,154	(795,154)	—	—	B
Inventories	2,433,401	—	20,676	2,454,077	a	Inventories
	—	167,305	365	167,670	E	Income tax receivable
Prepaid expenses and other current assets	1,299,082	(43,120)	9,285	1,265,247	C,D,E,N	Other current assets

Total current assets	19,250,341	426,069	101,352	19,777,762		Total current assets

						Non-current assets
Investments in affiliated companies	3,495,795	69,290	88,017	3,653,102		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,896,215	—	(3,028)	10,893,186		Receivables related to financial services
Marketable securities and other securities investments	7,651,412	229,302	47,304	7,928,018	D,F,G,b	Other financial assets
Employees receivables	23,497	(23,497)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,317,567	242	(27,853)	1,289,956	c	Land
Buildings	4,752,932	(5,600)	40,396	4,787,728		Buildings
Machinery and equipment	12,127,185	(36,405)	112,666	12,203,446		Machinery and equipment
Vehicles and equipment on operating leases	6,043,761	—	(1,324)	6,042,437		Vehicles and equipment on operating leases
Construction in progress	523,349	60	13,394	536,803		Construction in progress

Total property, plant and equipment, at cost	24,764,794	(41,702)	137,280	24,860,372		Total property, plant and equipment, at cost

Less - Accumulated depreciation	(14,058,592)	859	(115,382)	(14,173,115)		Less - Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,706,202	(40,843)	21,898	10,687,257		Total property, plant and equipment, net

	—	273,920	(764)	273,155	G	Right of use assets
	—	332,974	617,913	950,887	G,e	Intangible assets
	—	455,502	(27,811)	427,691	G,f	Deferred tax assets
Other	1,777,672	(1,470,124)	2,863	310,411	G,N	Other non-current assets

	34,550,793	(173,476)	746,392	35,123,708		Total non-current assets

Total assets	53,801,134	252,593	847,744	54,901,470		Total assets

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,301,240	1,093,618	43,884	3,438,743	H	Trade accounts and other payables
Other payables	1,044,419	(1,044,419)	—	—	H
Short-term borrowings	5,484,398	4,522,766	(37,399)	9,969,765	I	Short-term and current portion of long-term debt
Current portion of long-term debt	4,485,926	(4,485,926)	—	—	I
Accrued expenses	2,927,810	(1,728,374)	16,751	1,216,187	J	Accrued expenses
	—	571,515	(6,616)	564,899	D,K	Other financial liabilities
Income taxes payable	212,278	—	544	212,822		Income taxes payable
	—	1,600,254	850	1,601,105	J	Liabilities for quality assurance
Other current liabilities	1,675,911	(204,469)	1,677	1,473,118	D,K,N	Other current liabilities

Total current liabilities	18,131,982	324,967	19,691	18,476,639		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,934,987	695,998	3,324	11,634,308	L,M	Long-term debt
	—	239,472	121	239,592	D	Other financial liabilities
Accrued pension and severance costs	971,702	37,806	19,680	1,029,188		Retirement benefit liabilities
Deferred income taxes	1,195,432	12,093	237,825	1,445,351	f	Deferred tax liabilities
Other long-term liabilities	1,035,377	(557,895)	14,389	491,872	M,N	Other non-current liabilities

Total long-term liabilities	14,137,498	427,474	275,338	14,840,311		Total non-current liabilities

Total liabilities	32,269,480	752,441	295,029	33,316,950		Total liabilities

Mezzanine equity	499,848	(499,848)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	487,392	—	—	487,392		Additional paid-in capital
Retained earnings	23,368,761	—	(1,663,256)	21,705,505	j	Retained earnings
Accumulated other comprehensive income (loss)	(970,426)	—	2,186,266	1,215,840	b,g,h	Other components of equity
Treasury stock, at cost	(2,977,254)	—	—	(2,977,254)		Treasury stock

Total Toyota Motor Corporation shareholders’ equity	20,305,523	—	523,010	20,828,533		Total Toyota Motor Corporation shareholders’ equity

Noncontrolling interests	726,283	—	29,704	755,987		Non-controlling interests

Total shareholders’ equity	21,031,806	—	552,714	21,584,520		Total shareholders’ equity

Total mezzanine equity and shareholders’ equity	21,531,654	(499,848)	552,714	21,584,520

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	53,801,134	252,593	847,744	54,901,470		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Reconciliation of equity as of the end of the prior period (March 31, 2020)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	4,190,518	—	(92,068)	4,098,450		Cash and cash equivalents
Trade accounts and notes receivables, less allowance for doubtful accounts	2,094,894	564,854	(11,389)	2,648,360	A	Trade accounts and other receivables
Other receivables	564,854	(564,854)	—	—	A
Finance receivables, net	6,614,171	—	7,433	6,621,604		Receivables related to financial services
Time deposits	828,220	1,316,339	(958)	2,143,602	B,C,D	Other financial assets
Marketable securities	678,731	(678,731)	—	—	B
Inventories	2,434,918	—	98,974	2,533,892	a	Inventories
	—	237,333	275	237,609	E	Income tax receivable
Prepaid expenses and other current assets	1,236,225	(578,614)	22,193	679,804	C,D,E	Other current assets

Total current assets	18,642,531	296,327	24,462	18,963,320		Total current assets

						Non-current assets
Investments in affiliated companies	4,123,453	81,731	92,380	4,297,564		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,423,858	49	(6,109)	10,417,797		Receivables related to financial services
Marketable securities and other securities investments	7,348,651	502,296	50,570	7,901,517	D,F,G,b	Other financial assets
Employees receivables	21,484	(21,484)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,346,988	165	(28,189)	1,318,964	c	Land
Buildings	4,730,783	(19,860)	30,528	4,741,451		Buildings
Machinery and equipment	11,939,121	(43,092)	83,419	11,979,449		Machinery and equipment
Vehicles and equipment on operating leases	5,929,233	—	(400)	5,928,833		Vehicles and equipment on operating leases
Construction in progress	510,963	60	6,438	517,460		Construction in progress

Total property, plant and equipment, at cost	24,457,088	(62,728)	91,797	24,486,156		Total property, plant and equipment, at cost

Less - Accumulated depreciation	(13,855,563)	2,355	(98,933)	(13,952,141)		Less - Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,601,525	(60,373)	(7,136)	10,534,016		Total property, plant and equipment, net

	—	337,442	(107)	337,335	G	Right of use assets
	—	374,263	625,994	1,000,257	G,e	Intangible assets
	—	354,785	(28,420)	326,364	G,f	Deferred tax assets
Other	1,518,934	(1,331,576)	6,834	194,192	G	Other non-current assets

	34,037,905	237,133	734,005	35,009,043		Total non-current assets

Total assets	52,680,436	533,460	758,468	53,972,363		Total assets

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,434,180	1,064,224	(375)	3,498,029	H	Trade accounts and other payables
Other payables	1,020,270	(1,020,270)	—	—	H
Short-term borrowings	5,286,026	4,611,537	9,192	9,906,755	I	Short-term and current portion of long-term debt
Current portion of long-term debt	4,574,045	(4,574,045)	—	—	I
Accrued expenses	2,926,052	(1,689,158)	19,901	1,256,794	J	Accrued expenses
	—	546,378	(7,637)	538,740	D,K	Other financial liabilities
Income taxes payable	218,117	—	(5,841)	212,276		Income taxes payable
	—	1,553,816	(846)	1,552,970	J	Liabilities for quality assurance
Other current liabilities	1,443,687	(252,101)	(14,942)	1,176,645	D,K	Other current liabilities

Total current liabilities	17,902,377	240,382	(549)	18,142,209		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,692,898	739,633	1,688	11,434,219	L,M	Long-term debt
	—	360,588	—	360,588	D	Other financial liabilities
Accrued pension and severance costs	978,626	41,356	2,179	1,022,161		Retirement benefit liabilities
Deferred income taxes	1,043,169	1,487	153,349	1,198,005	f	Deferred tax liabilities
Other long-term liabilities	821,515	(345,816)	471	476,169	M	Other non-current liabilities

Total long-term liabilities	13,536,208	797,247	157,687	14,491,142		Total non-current liabilities

Total liabilities	31,438,585	1,037,629	157,138	32,633,351		Total liabilities

Mezzanine equity	504,169	(504,169)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	489,334	—	—	489,334		Additional paid-in capital
Retained earnings	23,427,613	—	(1,193,552)	22,234,061	j	Retained earnings
Accumulated other comprehensive income (loss)	(1,166,273)	—	1,751,822	585,549	b,g,h	Other components of equity
Treasury stock, at cost	(3,087,106)	—	—	(3,087,106)		Treasury stock

Total Toyota Motor Corporation shareholders’ equity	20,060,618	—	558,270	20,618,888		Total Toyota Motor Corporation Shareholders’ equity

Noncontrolling interests	677,064	—	43,060	720,124		Non-controlling interests

Total shareholders’ equity	20,737,682	—	601,330	21,339,012		Total shareholders’ equity

Total mezzanine equity and shareholders’ equity	21,241,851	(504,169)	601,330	21,339,012

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	52,680,436	533,460	758,468	53,972,363		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Reconciliation of net profit or loss for the first nine months ended December 31 (from April 1, 2019 to December 31, 2019)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net revenues						Sales revenues
Sales of products	21,202,842	—	135,328	21,338,170	i	Sales of products
Financing operations	1,627,322	—	1,717	1,629,038		Financial services

Total net revenues	22,830,164	—	137,044	22,967,208		Total sales revenues

Costs and expenses						Costs and expenses
Cost of products sold	17,628,319	(9,132)	148,186	17,767,373	i	Cost of products sold
Cost of financing operations	1,014,831	—	(890)	1,013,940		Cost of financial services
Selling, general and administrative	2,128,231	(3,125)	21,473	2,146,579		Selling, general and administrative

Total costs and expenses	20,771,381	(12,257)	168,769	20,927,893		Total costs and expenses

Operating income	2,058,783	12,257	(31,724)	2,039,315		Operating income

Other income (expense)
	—	303,422	(27,720)	275,702		Share of profit (loss) of investments accounted for using the equity method
Interest and dividend income	192,831	20,387	(10,422)	202,796		Other finance income
Interest expense	(18,315)	(1,698)	(14,387)	(34,400)		Other finance costs
Foreign exchange gain (loss), net	(42,295)	—	(14,691)	(56,986)		Foreign exchange gain (loss), net
Unrealized gains (losses) on equity securities	360,457	—	(360,457)	—	b
Other income (loss), net	(35,682)	(30,946)	33,962	(32,667)		Other income (loss), net

Income before income taxes and equity in earnings of affiliated companies	2,515,779	303,422	(425,440)	2,393,760		Income before income taxes

Provision for income taxes	740,549	—	(116,973)	623,575	b	Income tax expense
Equity in earnings of affiliated companies	303,422	(303,422)	—	—

Net income	2,078,652	—	(308,467)	1,770,185		Net income

						Net income attributable to
Net income attributable to Toyota Motor Corporation	2,013,010	—	(304,172)	1,708,838		Toyota Motor Corporation
Net income attributable to noncontrolling interests	65,642	—	(4,295)	61,347		Non-controlling interests

	2,078,652	—	(308,467)	1,770,185		Net income

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Reconciliation of other comprehensive income for the first nine months ended December 31 (from April 1, 2019 to December 31, 2019)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net income	2,078,652	—	(308,467)	1,770,185		Net income
Other comprehensive income (loss), net of tax						Other comprehensive income, net of tax
						Items that will not be reclassified to profit (loss)
Unrealized gains (losses) on securities	32,240	(32,240)	291,348	291,348	b	Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Pension liability adjustments	2,081	(647)	(10,988)	(9,554)		Remeasurements of defined benefit plans
	—	647	50,867	51,514		Shares of other comprehensive income of equity method investees

	34,321	(32,240)	331,227	333,308		Total of items that will not be reclassified to profit (loss)

						Items that may be reclassified subsequently to profit (loss)
Foreign currency translation adjustments	(87,969)	108,484	(120,351)	(99,836)		Exchange differences on translating foreign operations
	—	32,240	(4,657)	27,583		Net changes in revaluation of financial assets measured at fair value through other comprehensive income
	—	(108,484)	53,826	(54,657)		Shares of other comprehensive income of equity method investees

	(87,969)	32,240	(71,182)	(126,910)		Total of items that may be reclassified subsequently to profit (loss)

Total other comprehensive income (loss)	(53,648)	—	260,045	206,398		Total other comprehensive income, net of tax

Comprehensive income	2,025,004	—	(48,422)	1,976,583		Comprehensive income

						Comprehensive income for the period attributable to
Comprehensive income attributable to Toyota Motor Corporation	1,959,234	—	(48,899)	1,910,336		Toyota Motor Corporation
Comprehensive income attributable to noncontrolling interests	65,770	—	478	66,247		Non-controlling interests

	2,025,004	—	(48,422)	1,976,583		Comprehensive income

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Reconciliation of net profit or loss for the third quarter ended December 31 (from October 1, 2019 to December 31, 2019)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net revenues						Sales revenues
Sales of products	6,996,181	—	64,833	7,061,014	i	Sales of products
Financing operations	548,388	—	(470)	547,917		Financial services

Total net revenues	7,544,569	—	64,362	7,608,931		Total sales revenues

Costs and expenses						Costs and expenses
Cost of products sold	5,787,954	(2,050)	80,110	5,866,014	i	Cost of products sold
Cost of financing operations	360,705	—	38	360,742		Cost of financial services
Selling, general and administrative	741,463	(1,060)	1,675	742,078		Selling, general and administrative

Total costs and expenses	6,890,122	(3,111)	81,823	6,968,834		Total costs and expenses

Operating income	654,447	3,111	(17,460)	640,097		Operating income

Other income (expense)
	—	97,470	(21,634)	75,836		Share of profit (loss) of investments accounted for using the equity method
Interest and dividend income	66,610	5,734	(11,252)	61,093		Other finance income
Interest expense	(3,469)	(321)	(8,061)	(11,851)		Other finance costs
Foreign exchange gain (loss), net	18,872	—	7,454	26,326		Foreign exchange gain (loss), net
Unrealized gains (losses) on equity securities	215,030	—	(215,030)	—	b
Other income (loss), net	(19,196)	(8,524)	8,161	(19,559)		Other income (loss), net

Income before income taxes and equity in earnings of affiliated companies	932,294	97,470	(257,823)	771,941		Income before income taxes

Provision for income taxes	265,901	—	(80,152)	185,748	b	Income tax expense
Equity in earnings of affiliated companies	97,470	(97,470)	—	—

Net income	763,863	—	(177,671)	586,193		Net income

						Net income attributable to
Net income attributable to Toyota Motor Corporation	738,034	—	(178,736)	559,298		Toyota Motor Corporation
Net income attributable to noncontrolling interests	25,829	—	1,065	26,894		Non-controlling interests

	763,863	—	(177,671)	586,193		Net income

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Reconciliation of other comprehensive income for the third quarter ended December 31 (from October 1, 2019 to December 31, 2019)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net income	763,863	—	(177,671)	586,193		Net income
Other comprehensive income (loss), net of tax						Other comprehensive income, net of tax
						Items that will not be reclassified to profit (loss)
Unrealized gains (losses) on securities	(33,327)	33,327	190,037	190,037	b	Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Pension liability adjustments	881	(285)	(5,077)	(4,480)		Remeasurements of defined benefit plans
	—	285	9,374	9,659		Shares of other comprehensive income of equity method investees

	(32,446)	33,327	194,334	195,216		Total of items that will not be reclassified to profit (loss)

						Items that may be reclassified subsequently to profit (loss)
Foreign currency translation adjustments	163,687	155,723	(150,691)	168,718		Exchange differences on translating foreign operations
	—	(33,327)	(3,697)	(37,025)		Net changes in revaluation of financial assets measured at fair value through other comprehensive income
	—	(155,723)	149,518	(6,204)		Shares of other comprehensive income of equity method investees

	163,687	(33,327)	(4,870)	125,489		Total of items that may be reclassified subsequently to profit (loss)

Total other comprehensive income (loss)	131,241	—	189,463	320,705		Total other comprehensive income, net of tax

Comprehensive income	895,104	—	11,792	906,897		Comprehensive income

						Comprehensive income for the period attributable to
Comprehensive income attributable to Toyota Motor Corporation	867,036	—	2,115	869,151		Toyota Motor Corporation
Comprehensive income attributable to noncontrolling interests	28,068	—	9,678	37,746		Non-controlling interests

	895,104	—	11,792	906,897		Comprehensive income

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Reconciliation of net profit or loss for prior period (from April 1, 2019 to March 31, 2020)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net revenues						Sales revenues
Sales of products	27,759,749	—	(66,056)	27,693,693	i	Sales of products
Financing operations	2,170,243	—	2,611	2,172,854		Financial services

Total net revenues	29,929,992	—	(63,445)	29,866,547		Total sales revenues

Costs and expenses						Costs and expenses
Cost of products sold	23,142,744	(12,761)	(26,387)	23,103,596	i	Cost of products sold
Cost of financing operations	1,379,620	—	2,134	1,381,755		Cost of financial services
Selling, general and administrative	2,964,759	(3,391)	20,597	2,981,965		Selling, general and administrative

Total costs and expenses	27,487,123	(16,153)	(3,655)	27,467,315		Total costs and expenses

Operating income	2,442,869	16,153	(59,790)	2,399,232		Operating income

Other income (expense)
	—	271,152	39,094	310,247		Share of profit (loss) of investments accounted for using the equity method
Interest and dividend income	232,870	77,241	(4,266)	305,846		Other finance income
Interest expense	(32,217)	(2,573)	(12,365)	(47,155)		Other finance costs
Foreign exchange gain (loss), net	(79,020)	—	(15,599)	(94,619)		Foreign exchange gain(loss), net
Unrealized gains (losses) on equity securities	(24,600)	—	24,600	—	b
Other income (loss), net	14,705	(90,821)	(4,491)	(80,607)		Other income (loss), net

Income before income taxes and equity in earnings of affiliated companies	2,554,607	271,152	(32,817)	2,792,942		Income before income taxes

Provision for income taxes	683,430	—	(1,613)	681,817	b	Income tax expense
Equity in earnings of affiliated companies	271,152	(271,152)	—	—

Net income	2,142,329	—	(31,204)	2,111,125		Net income

						Net income attributable to
Net income attributable to Toyota Motor Corporation	2,076,183	—	(40,043)	2,036,140		Toyota Motor Corporation
Net income attributable to noncontrolling interests	66,146	—	8,839	74,985		Non-controlling interests

	2,142,329	—	(31,204)	2,111,125		Net income

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Reconciliation of other comprehensive income during prior period (from April 1, 2019 to March 31, 2020)
	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net income	2,142,329	—	(31,204)	2,111,125		Net income
Other comprehensive income (loss), net of tax						Other comprehensive income, net of tax
						Items that will not be reclassified to profit (loss)
Unrealized gains (losses) on securities	118,363	(118,363)	(243,853)	(243,853)	b	Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Pension liability adjustments	(60,196)	(612)	17,409	(43,399)		Remeasurements of defined benefit plans
	—	612	61,956	62,568		Shares of other comprehensive income of equity method investees

	58,167	(118,363)	(164,488)	(224,684)		Total of items that will not be reclassified to profit (loss)

						Items that may be reclassified subsequently to profit (loss)
Foreign currency translation adjustments	(333,854)	89,371	(117,614)	(362,098)		Exchange differences on translating foreign operations
	—	118,363	(4,973)	113,390		Net changes in revaluation of financial assets measured at fair value through other comprehensive income
	—	(89,371)	54,118	(35,253)		Shares of other comprehensive income of equity method investees

	(333,854)	118,363	(68,469)	(283,961)		Total of items that may be reclassified subsequently to profit (loss)

Total other comprehensive income (loss)	(275,687)	—	(232,958)	(508,645)		Total other comprehensive income, net of tax

Comprehensive income	1,866,642	—	(264,162)	1,602,480		Comprehensive income

						Comprehensive income for the period attributable to
Comprehensive income attributable to Toyota Motor Corporation	1,820,764	—	(265,756)	1,555,009		Toyota Motor Corporation
Comprehensive income attributable to noncontrolling interests	45,878	—	1,594	47,472		Non-controlling interests

	1,866,642	—	(264,162)	1,602,480		Comprehensive income

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Notes to reconciliation

Changes in presentation -

A.	Other receivables separately presented under U.S. GAAP have been reclassified into trade accounts and other receivables under IFRS.

B.	Marketable securities separately presented under U.S. GAAP have been reclassified into other financial assets in current assets under IFRS.

C.	Other financial assets included in prepaid expenses and other current assets under U.S. GAAP are separately presented under IFRS.

D.	Derivative assets and liabilities that meet certain requirements are offset under U.S. GAAP. Under IFRS they are presented in gross amount.

E.	Income tax receivable included in prepaid expenses and other current assets under U.S. GAAP are separately presented under IFRS.

F.	Employees receivables separately presented under U.S. GAAP have been reclassified into other financial assets in non-current assets under IFRS.

G.

Right of use assets, intangible assets, deferred tax assets and other financial assets in non-current assets included in other in investment and other assets under U.S. GAAP are separately presented under IFRS.

H.	Other payables separately presented under U.S. GAAP have been reclassified into trade accounts and other payables under IFRS.

I.	Current portion of long-term debt separately presented under U.S. GAAP have been reclassified into short-term and current portion of long-term debt under IFRS.

J.	Liabilities for quality assurance included in accrued expenses under U.S. GAAP are separately presented under IFRS.

K.	Other financial liabilities included in other current liabilities under U.S. GAAP are separately presented under IFRS.

L.	Model AA Class Shares presented as mezzanine equity under U.S. GAAP have been reclassified into long-term debt under IFRS.

M.	Lease liabilities included in other long-term liabilities under U.S. GAAP have been reclassified into long-term debt under IFRS.

N.

Assets and liabilities held for sale that were included in prepaid expenses and other current assets, other in investment and other assets, other current liabilities and other long-term liabilities under U.S. GAAP have been reclassified into other current assets and other current liabilities under IFRS.

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Difference in recognition and measurement -

For the following reconciliation, the related allocation to the non-controlling interests is recorded.

a.	Inventory valuation method

Under U.S. GAAP, inventories of some subsidiaries are calculated using the last-in, first-out method, but under IFRS, they are calculated using the weighted-average method.

b.	Fair value measurement of equity financial assets

Unlisted stocks are recorded at acquisition cost under U.S. GAAP but are measured at fair value through other comprehensive income under IFRS. For equity financial assets, U.S. GAAP recognizes valuation gains and losses, gains and losses on sales and impairment as profit or loss, but under IFRS, changes in fair value are recognized as other comprehensive income.

c.	Deemed cost

In accordance with IFRS 1, Toyota has elected to use fair value at the Transition Date as deemed cost for certain items of property, plant and equipment. The carrying amount of property, plant and equipment under U.S. GAAP to which the exemption is applied is 59,456 million yen and the fair value is 21,225 million yen.

d.	Recognition of right of use assets and lease liabilities

Under IFRS, newly recognized right of use assets and lease liabilities are recorded as a result of the adoption of IFRS 16 “Leases”.

e.	Capitalization of costs incurred for development of products

Under U.S. GAAP, development expense is expensed as incurred. Under IFRS, costs incurred for development of products are capitalized if it meets the capitalization requirements.

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

f.	Deferred income taxes

Deferred income taxes have been adjusted due to the other adjustments from U.S. GAAP to IFRS. The adjustment mainly related to 188,837 million yen (as of April 1, 2019), 190,394 million yen (as of December 31, 2019), and 193,271 million yen (as of March 31, 2020) of the capitalization of development costs.

g.	Exchange differences on translating foreign operations

In accordance with the first-time exemption, the cumulative translation differences of foreign operations as of the Transition Date are transferred from other components of equity to retained earnings.

h.	Retirement benefit obligations for defined benefit plans

Under U.S. GAAP, actuarial gains and losses and past service cost are recognized in other comprehensive income when they are incurred and amortized over a certain period of future years. Under IFRS, remeasurements arising from defined benefit plans, including actuarial gains and losses are recognized in other comprehensive income and reclassified directly from other components of equity to retained earnings when they are incurred. Past service cost is recognized in profit or loss when incurred.

i.	Unification of a reporting period

For certain consolidated subsidiaries and companies accounted for by the equity method that have closing dates different from Toyota, the reporting period has been unified to Toyota’s closing date on the Transition Date.

j.	Reconciliation of retained earnings

	Yen in millions
	Transition Date (April 1, 2019)	Third quarter (December 31, 2019)	Prior fiscal year (March 31, 2020)
b. Fair value measurement of equity instruments	(990,815)	(1,233,187)	(799,568)
g. Exchange differences on translating foreign operations	(649,532)	(649,532)	(649,532)
h. Retirement benefit obligations for defined benefit plans	(265,867)	(264,132)	(324,014)

Subtotal	(1,906,213)	(2,146,850)	(1,773,114)

e. Capitalization of cost incurred for development of product	410,531	425,767	432,202
i. Unification of a reporting period	85,211	58,620	51,480
Others	36,732	(793)	95,880

Total	(1,373,738)	(1,663,256)	(1,193,552)

Subtotal represents reclassification from other components of equity.

TOYOTA MOTOR CORPORATION    FY2021 Third Quarter Financial Summary

Adjustments on the Cash Flows

Additions, collections and sales of receivables from financial services which were classified as cash flows from investing activities under U.S. GAAP are classified as cash flows from operating activities under IFRS.

Supplemental Material for Financial Results for FY2021 Third Quarter (Consolidated)

< IFRS >

	FY2020										FY2021								FY2021
	1Q (2019/4-6)		2Q (2019/7-9)		3Q (2019/10-12)		9 months (2019/4-12)		12 months (‘19/4-‘20/3)		1Q (2020/4-6)		2Q (2020/7-9)		3Q (2020/10-12)		9 months (2020/4-12)		Forecast 12 months (‘20/4-‘21/3)
Vehicle Production (thousands of units)	2,311		2,236		2,146		6,693		8,820		1,080		1,990		2,262		5,332
(Japan) –including Daihatsu & Hino	1,134		1,122		1,066		3,322		4,413		679		1,031		1,144		2,854
[Daihatsu & Hino]	[265	]	[275	]	[277	]	[817	]	[1,109	]	[178	]	[269	]	[283	]	[729	]
(Overseas) –including Daihatsu & Hino	1,178		1,114		1,080		3,371		4,406		401		959		1,118		2,478
[Daihatsu & Hino]	[124	]	[155	]	[138	]	[418	]	[545	]	[15	]	[53	]	[84	]	[152	]
North America	499		456		434		1,389		1,807		187		500		489		1,176
Europe	174		143		182		498		674		82		138		200		420
Asia	386		413		366		1,165		1,522		109		230		333		672
Central and South America	86		69		76		231		293		10		67		69		147
Africa	33		32		22		87		110		13		24		27		63
Vehicle Sales (thousands of units)	2,318		2,340		2,201		6,858		8,955		1,158		1,928		2,353		5,438		7,600
(Japan) –including Daihatsu & Hino	555		585		516		1,656		2,240		385		536		592		1,513		2,100
[Daihatsu & Hino]	[158	]	[183	]	[139	]	[480	]	[657	]	[104	]	[159	]	[162	]	[425	]	[600	]
(Overseas) –including Daihatsu & Hino	1,762		1,755		1,684		5,202		6,715		774		1,392		1,760		3,925		5,500
[Daihatsu & Hino]	[65	]	[76	]	[70	]	[211	]	[285	]	[16	]	[31	]	[41	]	[88	]	[150	]
North America	744		702		668		2,114		2,713		285		646		753		1,683		2,300
Europe	279		251		248		778		1,029		141		254		285		679		970
Asia	410		436		409		1,255		1,600		182		274		392		848		1,240
Central and South America	104		109		114		327		403		30		66		87		184		260
Oceania	66		64		63		193		262		48		51		84		183		250
Africa	54		63		43		159		207		24		39		42		105		140
Middle East	106		128		138		371		493		62		60		115		237		340
Other	2		2		2		5		7		2		2		3		6
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,709		2,745		2,685		8,140		10,457		1,848		2,519		2,845		7,211		9,730

Supplemental 1

Supplemental Material for Financial Results for FY2021 Third Quarter (Consolidated)

< IFRS >

	FY2020					FY2021					FY2021
	1Q (2019/4-6)	2Q (2019/7-9)	3Q (2019/10-12)	9 months (2019/4-12)	12 months (‘19/4-‘20/3)	1Q (2020/4-6)	2Q (2020/7-9)	3Q (2020/10-12)	9 months (2020/4-12)		Forecast 12 months (‘20/4-‘21/3)
Foreign Exchange Rates
Yen to US Dollar Rate	110	107	109	109	109	108	106	105	106		as premise: 105
Yen to Euro Rate	123	119	120	121	121	119	124	125	122		as premise: 123
Number of Employees	379,201	376,762	375,421	375,421	361,907	369,701	369,604	367,987	367,987	(Note 1)
Sales Revenues (billions of yen)	7,721.2	7,637.0	7,608.9	22,967.2	29,866.5	4,600.7	6,774.4	8,150.0	19,525.2		26,500.0
Geographic Information
Japan	4,175.0	4,246.5	4,043.6	12,465.3	16,441.8	2,675.6	3,687.7	4,384.6	10,748.1
North America	2,838.0	2,684.1	2,708.6	8,230.8	10,642.0	1,381.1	2,564.8	2,938.2	6,884.1
Europe	883.2	813.4	866.8	2,563.5	3,355.3	471.4	810.5	905.5	2,187.6
Asia	1,361.9	1,398.9	1,400.0	4,160.8	5,293.2	906.5	1,149.2	1,543.4	3,599.1
Other	553.8	521.6	555.5	1,631.1	2,114.1	281.2	419.1	606.0	1,306.3
Elimination	-2,090.8	-2,027.7	-1,965.8	-6,084.4	-7,980.0	-1,115.2	-1,857.0	-2,227.8	-5,200.2
Business Segment
Automotive	6,954.5	6,805.4	6,821.9	20,581.9	26,799.7	3,976.4	6,146.2	7,491.3	17,614.0
Financial Services	549.1	542.2	552.9	1,644.2	2,193.1	534.9	531.5	554.5	1,621.0
All Other	370.0	454.2	400.5	1,224.8	1,504.9	206.0	234.0	266.1	706.2
Elimination	-152.4	-164.8	-166.5	-483.8	-631.2	-116.7	-137.4	-162.0	-416.1
Operating Income (billions of yen)	740.6	658.6	640.0	2,039.3	2,399.2	13.9	506.0	987.9	1,507.9		2,000.0
(Operating Income Ratio) (%)	(9.6)	(8.6)	(8.4)	(8.9)	(8.0)	(0.3)	(7.5)	(12.1)	(7.7)		(7.5)
Geographic Information
Japan	429.9	396.8	403.0	1,229.8	1,585.2	77.4	164.9	538.5	780.8
North America	112.6	116.4	94.9	323.9	253.2	-68.5	187.3	212.9	331.7
Europe	38.6	35.0	45.7	119.5	143.8	-21.9	31.6	52.9	62.6
Asia	109.1	110.4	81.7	301.3	363.5	42.8	93.4	155.3	291.6
Other	21.1	24.7	23.9	69.8	84.0	-11.7	20.2	34.9	43.3
Elimination	29.0	-24.9	-9.3	-5.2	-30.6	-4.0	8.5	-6.8	-2.3
Business Segment
Automotive	617.8	490.4	570.9	1,679.2	2,013.1	-86.5	332.2	812.6	1,058.3
Financial Services	109.7	117.2	71.9	298.9	283.7	92.2	153.0	152.3	397.6
All Other	14.2	28.5	26.4	69.2	103.3	9.3	15.3	24.3	49.0
Elimination	-1.2	22.4	-29.2	-8.0	-0.9	-1.1	5.3	-1.3	2.9
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	104.7	95.1	75.8	275.7	310.2	-12.5	88.9	125.0	201.4		320.0
Income before Income Taxes (billions of yen)	850.9	770.8	771.9	2,393.7	2,792.9	118.2	610.5	1,141.1	1,869.9		2,550.0
(Income before Income Taxes Ratio) (%)	(11.0)	(10.1)	(10.1)	(10.4)	(9.4)	(2.6)	(9.0)	(14.0)	(9.6)		(9.6)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	619.1	530.4	559.2	1,708.8	2,036.1	158.8	470.5	838.6	1,468.0		1,900.0
(Net Income Ratio) (%)	(8.0)	(6.9)	(7.4)	(7.4)	(6.8)	(3.5)	(6.9)	(10.3)	(7.5)		(7.2)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	278.9	—	278.9	610.8	—	293.5	—	293.5	(Note 2)
Cash Dividends per Share (yen)	—	100	—	100	220	—	105	—	105	*
Payout Ratio (%)	—	24.5	—	24.5	30.2	—	46.6	—	46.6
Model AA Class Shares
Cash Dividends (billions of yen)	—	6.2	—	6.2	12.4	—	5.9	—	5.9	(Note 2)
Cash Dividends per Share (yen)	—	132	—	132	264	—	132	—	132
Value of Shares Repurchased (billions of yen)[actual purchase]	54.2	245.7	70.1	370.1	499.9	—	—	—	—	(Note 3)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	199.9	—	199.9	199.9	—	—	—	—	(Note 3) (Note 4)
Number of Outstanding Common Shares (thousands)	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997
Number of Outstanding Model AA Class Shares (thousands)	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2021 Third Quarter (Consolidated)

< IFRS >

	FY2020					FY2021					FY2021
	1Q (2019/4-6)	2Q (2019/7-9)	3Q (2019/10-12)	9 months (2019/4-12)	12 months (‘19/4-’20/3)	1Q (2020/4-6)	2Q (2020/7-9)	3Q (2020/10-12)	9 months (2020/4-12)		Forecast 12 months (‘20/4-‘21/3)
R&D Expenses (billions of yen)	297.4	286.9	288.5	872.9	1,110.3	280.7	286.8	265.8	833.4		1,100.0	(Note 5)
Depreciation Expenses (billions of yen)	196.9	192.3	207.7	597.0	803.3	204.0	221.0	217.8	642.9		870.0	(Note 6)
Geographic Information
Japan	88.6	91.7	97.5	277.8	376.5	98.1	109.8	101.1	309.1
North America	54.0	44.2	54.2	152.5	212.4	59.0	60.6	60.4	180.2
Europe	13.2	12.6	14.3	40.2	52.5	14.1	15.1	16.3	45.6
Asia	32.4	35.7	30.8	99.0	129.4	25.9	28.6	32.3	86.9
Other	8.5	8.0	10.7	27.3	32.3	6.7	6.8	7.4	21.0
Capital Expenditures (billions of yen)	272.7	337.9	346.9	957.6	1,372.3	260.3	325.2	316.1	901.7		1,350.0	(Note 6)
Geographic Information
Japan	144.8	183.4	155.0	483.3	747.2	147.1	160.0	157.5	464.7
North America	69.8	73.6	126.6	270.1	341.2	54.8	107.1	68.2	230.2
Europe	19.5	18.0	28.2	65.8	103.3	14.8	15.9	21.2	52.0
Asia	23.0	44.5	26.1	93.6	123.0	35.2	33.0	58.3	126.6
Other	15.4	18.3	10.9	44.6	57.4	8.3	8.9	10.7	28.0
Total Liquid Assets (billions of yen)	9,197.1	9,260.2	9,103.2	9,103.2	8,602.6	9,451.8	10,238.7	10,621.2	10,621.2	(Note 7)
Total Assets (billions of yen)	53,288.7	53,350.5	54,901.4	54,901.4	53,972.3	55,916.5	56,483.8	58,010.3	58,010.3
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	20,096.3	20,312.2	20,828.5	20,828.5	20,618.8	20,713.9	21,010.8	21,804.1	21,804.1
Return on Equity (%)	12.4	10.5	10.9	11.2	10.0	3.1	9.0	15.7	9.2
Return on Asset (%)	4.6	4.0	4.1	4.2	3.8	1.2	3.3	5.9	3.5
Number of Consolidated Subsidiaries (including Structured Entities)					537
Number of Associates and Joint Ventures Accounted for Using the Equity Method					199

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2021 (billions of yen, approximately)	3Q (2020/10-12)	9 months (2020/4-12)
Effects of Marketing Activities	355.0	-615.0
Effects of Changes in Exchange Rates	-55.0	-175.0
Cost Reduction Efforts	50.0	100.0
From Engineering	20.0	55.0
From Manufacturing and Logistics	30.0	45.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-30.0	85.0
Other	27.8	73.7
(Changes in Operating Income)	347.8	-531.3
Non-operating Income	21.3	7.6
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	49.2	-74.2
Income tax expense, Net Income Attributable to Non-controlling Interests	-89.8	282.9
(Changes in Net Income Attributable to Toyota Motor Corporation)	279.3	-240.7

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii)changes in funding environment in financial markets and increased competition in the financial services industry; (iv)Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

*	Breakdown of Annual cash dividends per common share at end of second quarter: Special Dividends 5 yen
(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request). This does not include the commission fees incurred for the repurchase
(Note 4)	Value of common shares repurchased (shareholder return on Net Income for the period)
(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

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